Commission File Number 001-31914
EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
Announcement on Resolutions of the Tenth Meeting of the Third Session of
the Board of Supervisors
The tenth meeting (the “Meeting”) of the third session of the Board of Supervisors (the “Supervisory Board”) of China Life Insurance Company Limited (the “Company”) was held on December 20, 2010 at conference room A16 located at China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 6, 2010. All of the five supervisors of the Company, including Xia Zhihua, Chairperson, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui, supervisors of the Company, attended the Meeting in person. The time, venue of the Meeting and the manner in which the Meeting was convened are in compliance with the Company Law of the People’s Republic of China, and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Procedure Rules of Board of Supervisors of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors at the Meeting unanimously passed the following resolutions after sufficient review and discussions:
A. Passed the Report on Implementation of the Guidelines for Comprehensive Risk Management in Life Insurance Companies issued by China Insurance Regulatory Commission
Voting result: 5 for, 0 against, with no abstention.
B. Passed the Working Summary of Board of Supervisors for the year of 2010
Voting result: 5 for, 0 against, with no abstention.
China Life Insurance Company Limited
Board of Supervisors
December 20, 2010